UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioLineRx, Ltd.

File No. 001-35223 - CF#27000

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BioLineRx, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on July 1, 2011.

Based on representations by BioLineRx, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.6	through July 1, 2014
Exhibit 4.8	through July 1, 2014
Exhibit 4.12	through June 2, 2016
Exhibit 4.16	through July 1, 2014
Exhibit 4.17	through July 1, 2014
Exhibit 4.23	through June 2, 2016
Exhibit 4.24	through July 1, 2014
Exhibit 4.25	through July 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel